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                       [Philadelphia Suburban Letterhead]



February 6, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:    Mr. H. Christopher Owings, Assistant Director,
         Division of Corporate Finance

Re: Philadelphia Suburban Corporation -- Registration Statement on Form S-4 (File No. 333-101556)
         ---------------------------------------------------------------

Dear Mr. Owings:

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, Philadelphia Suburban Corporation ("PSC") respectfully files this application to withdraw the above-referenced Registration Statement (the "Registration Statement") on Form S-4 as filed with the Securities and Exchange Commission (the "Commission") on November 27, 2002 and amended on January 13, 2003. PSC's request is based on the fact that the Agreement and Plan of Merger among PSC, Pennichuck Corporation and Raleigh Acquisition Corporation, dated as of April 29, 2002, which transaction was the subject of the Registration Statement, was terminated by mutual agreement of the parties on February 4, 2003. The Registration Statement was never declared effective and no securities of PSC were sold pursuant thereto.

PSC hereby requests an order consenting to the withdrawal of the Registration Statement be entered by the Commission as soon as practicable. Please feel free to contact Brian C. Miner of Morgan, Lewis & Bockius LLP at (215) 963-5430 or me should you have any questions regarding this request.

Very truly yours,

PHILADELPHIA SUBURBAN CORPORATION


By:   /s/ Roy H. Stahl
      ---------------------------------------------------
      Name:  Roy H. Stahl
      Title: Executive Vice President and General Counsel